UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom and France Telecom announce completion of UK merger

Apr 01, 2010

Further to announcements of 8th September 2009, and to the obtaining of all necessary approvals, Deutsche Telekom and France Telecom today announced the successful completion of the UK merger transaction and the formation of the new Joint Venture.

Tom Alexander, former CEO of Orange UK is the Chief Executive of the new Joint Venture, and Richard Moat, the former CEO of T-Mobile UK is Chief Financial Officer and Deputy CEO. A Board of Directors has also been formed, on which Tom Alexander and Richard Moat will serve as executive directors. Tim Höttges, CFO of Deutsche Telekom, will lead the board as non-executive chairman for two years. After this time, the leadership will rotate to Gervais Pellissier, Deputy CEO and CFO of France Telecom, for two years.

Also joining the six-person Board as non-executive directors are Philipp Humm, Chief Regional Officer Europe for Deutsche Telekom and Olaf Swantee, Executive Vice President Europe at France Telecom.

About Deutsche Telekom

Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with more than 151 million mobile customers, more than 38 million fixed-network lines and more than 15 million broadband lines (as at: December 31, 2009). As an international group of companies in around 50 countries throughout the world with almost 260,000 employees (as at: December 31, 2009), Deutsche Telekom generated more than half of its revenues of EUR 64.6 billion outside Germany in 2009.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 50.9 billion euros, including its activities in the United Kingdom, and, at 31 December 2009, a customer base of almost 193 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers 131.8 million customers. At 31 December 2009, the Group had 132.6 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: April 12, 2010